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Wednesday September 30, 10:56 pm Eastern Time

FEATURIE-Harley rides out U.S. motorcycle boom

By Kevin Drawbaugh delayed 20 mins - disclaimer

CHICAGO, Sept 29 (Reuters) - Move over Hell's Angels. Soccer Mom and Dad are coming through -- on a Harley.

Motorcycling in America is being transformed from a fringe obsession into a trendy weekend hobby for respectable baby-boomers, thanks largely to Harley-Davidson Inc.

The Milwaukee monster is driving a surge in the $8-billion motorcycle business, with new bike sales up 20 percent in the first seven months of 1998 over a year ago, analysts said.

Street cruisers -- the loud, chrome-heavy beasts currently in vogue and popularized by Harley -- are expected to account for two-thirds of dollar volume in 1998 U.S. new bike sales.

Harley still comfortably leads the cruiser class with a 47-percent market share, but its success inevitably is attracting attention and rivals are emerging.

"Harley has had an unbelievable run," said Don Brown, an independent motorcycle industry analyst, referring to the company's comeback from near oblivion in the 1980s and its march to undisputed dominance in its category.

"They haven't been seriously challenged until recently. But their test lies just ahead. It will be interesting," he said.

Harley under assault

Harley's opponents are attacking on two fronts.

First, arch-enemy Honda Motor Co. Ltd. and other Japanese bike builders are finally building cruisers the way Americans like them. As a result, they are grabbing market share in the important lightweight, entry-level cruiser class.

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"With seven months' retail data, it appears that Harley's share of the total cruiser market will be down this year an estimated 6.5 points by year-end, while the Japanese brands are expected to gain 6.5 points by year-end," Brown said.

Second, two American bike builders, both based in Minnesota, are gunning for Harley's heavy cruiser franchise.

Minneapolis-based Polaris Industries Inc. (NYSE:PII - news), already the world's largest snowmobile maker, in July introduced its Victory cruiser. Priced at about $13,000 and powered by a massive, 1,507-cc engine, the Victory has received favorable reviews from the trade press and is arriving in showrooms.

Excelsior-Henderson Motorcycle Manufacturing (Nasdaq:BIGX - news), a Belle Plaine, Minn.-based start-up, expects to begin mass production later this year of its Super X. The 1,386-cc cruiser, priced at $17,000 and up, takes dead aim at Harley.

Meeting the challenge

Always a battler, Harley acknowledged that it recognizes a threat and said it is responding.

"We created this opportunity for others because demand for our motorcycles has shifted the market," said Rod Copes, Harley spokesman. "Now there's a couple of American companies that are trying to ride on our coattails."

To fight them, in July Harley unveiled its first new engine in 15 years. The 1,450-cc,Twin Cam 88 is the largest motor ever built by the company.

In addition, Harley opened two factories earlier this year. A new plant in Kansas City is building the lightweight Sportster model, which is Harley's lead Honda fighter. A new Milwaukee plant is making other components.

Getting the new plants going and launching the new engine were costly and distracting. "That's why Harley's earnings growth was slower in the first six months of '98," said Shawn Milne, industry analyst at investment bank Hambrecht & Quist.

But the plants should do much to relieve the output constraints that have limited Harley's growth, while helping it arrest its market share erosion, analysts said.

"Going back to the late 1980s, Harley gained share hand over fist. Over the last three to five years, it's been kind of fiat. Now it's starting to pick up. I think you will see a clear upward trend here for the next few years," said industry analyst Timothy Reiland at investment bank Cleary Gull.

Although pressured on the product front, analysts noted that Harley enjoys an advantage none of its challengers can match -- a wildly successful marketing program.

Bikes, burgers and baby clothes

At the Route 43 Harley-Davidson dealership in Sheboygan, Wis., customers can buy custom Harley

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baby clothes, teddy bears, dolls, chinaware, backpacks, jewelry, boots, frozen custard, cheeseburgers and ... oh yes, motorcycles.

This innovative outlet is 50 miles north of company headquarters and exemplifies the marketing machine that is going full blast across America.

"Harley sells image and a lot more than just a motorcycle," said Gil Niv, manager of the motorsports group at J.D. Power & Associates, a motor vehicles market consultancy.

Other companies are taking note. Excelsior-Henderson is following Harley's lead by offering a line of accessories with a distinctly open-road, born-to-be-wild look.

But the Harley brand is so powerful that analysts said it gives the company a strong defense against competitors.

"People who ride motorcycles are usually emotionally involved with their machines," Niv said. "No one else understands this as well as Harley Davidson."

More Quotes * Excelsior-Henderson Motorcycle Manufacturing Co (Nasdaq:BIGX - news) and News:
e Harley-Davidson Inc (NYSE:HDI - news)
* Polaris Industries Partners LP (NYSE:Pll - news)

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